     Supplement to the Offer to Purchase for Cash Dated January 27, 1998

                           SEASON ACQUISITION CORP.

                         a wholly owned subsidiary of
                             CENDANT CORPORATION

                        HAS INCREASED THE PRICE OF ITS
                          OFFER TO PURCHASE FOR CASH
                      23,501,260 SHARES OF COMMON STOCK
          (including the associated Preferred Stock Purchase Rights)
                                      OF
                    AMERICAN BANKERS INSURANCE GROUP, INC.
                                      TO
                             $67.00 NET PER SHARE

       THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT
        12:00 MIDNIGHT, NEW YORK CITY TIME, ON FRIDAY, MARCH 27, 1998,
                        UNLESS THE OFFER IS EXTENDED.

   THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, (1) THERE BEING VALIDLY TENDERED AND NOT PROPERLY WITHDRAWN PRIOR TO THE EXPIRATION OF THE OFFER A NUMBER OF COMMON SHARES WHICH, TOGETHER WITH SHARES OWNED BY CENDANT CORPORATION ("PARENT") AND SEASON ACQUISITION CORP., A WHOLLY OWNED SUBSIDIARY OF PARENT ("PURCHASER"), CONSTITUTE AT LEAST 51% OF THE COMMON SHARES OUTSTANDING ON A FULLY DILUTED BASIS, (2) PURCHASER BEING SATISFIED, IN ITS REASONABLE DISCRETION, THAT THE PROVISIONS OF SECTION 607.0901(2) OF THE FLORIDA BUSINESS CORPORATION ACT ARE INAPPLICABLE TO THE PROPOSED MERGER DESCRIBED HEREIN, (3) PURCHASER BEING SATISFIED, IN ITS REASONABLE DISCRETION, THAT THE PROVISIONS OF SECTION 607.0902 OF THE FLORIDA BUSINESS CORPORATION ACT CONTINUE TO BE INAPPLICABLE TO THE ACQUISITION OF COMMON SHARES PURSUANT TO THE OFFER, (4) THE PURCHASE OF COMMON SHARES PURSUANT TO THE OFFER HAVING BEEN APPROVED FOR PURPOSES OF RENDERING THE SUPERMAJORITY VOTE REQUIREMENT OF ARTICLE VIII OF AMERICAN BANKERS INSURANCE GROUP, INC.'S (THE "COMPANY") THIRD AMENDED AND RESTATED ARTICLES OF INCORPORATION INAPPLICABLE TO PARENT AND PURCHASER, (5) THE PREFERRED STOCK PURCHASE RIGHTS HAVING BEEN REDEEMED BY THE BOARD OF DIRECTORS OF THE COMPANY OR PURCHASER BEING SATISFIED, IN ITS REASONABLE DISCRETION, THAT THE RIGHTS ARE INVALID OR OTHERWISE INAPPLICABLE TO THE OFFER AND THE PROPOSED MERGER, (6) THE LOCKUP OPTION HELD BY AMERICAN INTERNATIONAL GROUP, INC. TO PURCHASE UP TO 19.9% OF THE OUTSTANDING COMMON SHARES HAVING BEEN TERMINATED OR INVALIDATED WITHOUT ANY COMMON SHARES HAVING BEEN ISSUED THEREUNDER, AND (7) PARENT AND PURCHASER HAVING OBTAINED ALL INSURANCE REGULATORY APPROVALS NECESSARY FOR THEIR ACQUISITION OF CONTROL OVER THE COMPANY'S INSURANCE SUBSIDIARIES ON TERMS AND CONDITIONS SATISFACTORY TO PURCHASER, IN ITS REASONABLE DISCRETION. SEE THE INTRODUCTION TO THE OFFER TO PURCHASE AND TO THIS SUPPLEMENT AND SECTION 8 OF THIS SUPPLEMENT.

   THE OFFER IS NOT CONDITIONED UPON PURCHASER OBTAINING FINANCING.

                                  IMPORTANT

   PURCHASER IS CURRENTLY REVIEWING ITS OPTIONS WITH RESPECT TO THE OFFER AND MAY CONSIDER, AMONG OTHER THINGS, CHANGES TO THE MATERIAL TERMS OF THE OFFER. PARENT INTENDS TO CONTINUE TO SEEK TO NEGOTIATE WITH THE COMPANY WITH RESPECT TO THE ACQUISITION OF THE COMPANY BY PARENT OR PURCHASER. PURCHASER RESERVES THE RIGHT TO AMEND THE OFFER (INCLUDING AMENDING THE NUMBER OF SHARES TO BE PURCHASED, THE PURCHASE PRICE AND THE PROPOSED MERGER CONSIDERATION) UPON ENTERING INTO A MERGER AGREEMENT WITH THE COMPANY OR TO NEGOTIATE A MERGER AGREEMENT WITH THE COMPANY NOT INVOLVING A TENDER OFFER PURSUANT TO WHICH PURCHASER WOULD TERMINATE THE OFFER AND THE COMMON SHARES (AS DEFINED HEREIN) WOULD, UPON CONSUMMATION OF SUCH MERGER, BE CONVERTED INTO CASH, COMMON STOCK OF PARENT AND/OR OTHER SECURITIES IN SUCH AMOUNTS AS ARE NEGOTIATED BY PARENT AND THE COMPANY.

   Any shareholder desiring to tender all or any portion of such shareholder's Common Shares should either (i) complete and sign one of the Letters of Transmittal (or a facsimile thereof) in accordance with the instructions in the Letters of Transmittal, have such shareholder's signature thereon guaranteed if required by Instruction 1 to the Letters of Transmittal, mail or deliver one of the Letters of Transmittal (or such facsimile thereof) and any other required documents to the Depositary (as defined herein) and either deliver the certificates for such Common Shares and, if separate, the certificates representing the associated Rights (as defined herein) to the Depositary along with one of the Letters of Transmittal (or a facsimile thereof) or deliver such Common Shares (and Rights, if applicable) pursuant to the procedure for book-entry transfer set forth in Section 3 of the Offer to Purchase as supplemented by Section 2 of this Supplement prior to the expiration of the Offer or (ii) request such shareholder's broker, dealer, commercial bank, trust company or other nominee to effect the transaction for such shareholder. A shareholder having Common Shares (and, if applicable, Rights) registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such broker, dealer, commercial bank, trust company or other nominee if such shareholder desires to tender such Common Shares (and, if applicable, Rights). Unless and until Purchaser declares that the Rights Condition (as defined herein) is satisfied, shareholders will be required to tender one Right for each Common Share tendered in order to effect a valid tender of such Common Share.

   Any shareholder who desires to tender Common Shares (and, if applicable, Rights) and whose certificates for such shares (and, if applicable, Rights) are not immediately available, or who cannot comply with the procedures for book-entry transfer described in the Offer to Purchase as supplemented by
Section 2 of this Supplement on a timely basis, may tender such Common Shares (and, if applicable, Rights) by following the procedures for guaranteed delivery set forth in Section 3 of the Offer to Purchase as supplemented by
Section 2 of this Supplement.

   Questions and requests for assistance may be directed to the Information Agent or the Dealer Managers at their respective addresses and telephone numbers set forth on the back cover of this Supplement. Additional copies of the Offer to Purchase, this Supplement, the revised Letter of Transmittal or other tender offer materials may be obtained from the Information Agent.

                      The Dealer Managers for the Offer are:

LEHMAN BROTHERS                                            MERRILL LYNCH & CO.

March 16, 1998

                              TABLE OF CONTENTS

                                                                                             PAGE
                                                                                           --------
INTRODUCTION................................................................................     1
 1. Terms of the Offer; Expiration Date.....................................................     4
 2. Procedures for Tendering Common Shares..................................................     4
 3. Price Range of Shares; Dividends........................................................     4
 4. Certain Information Concerning the Company..............................................     5
 5. Certain Information Concerning Purchaser and Parent.....................................     5
 6. Source and Amount of Funds .............................................................     5
 7. Background of the Offer; Contacts with the Company......................................     6
 8. Purpose of the Offer and the Merger; Plans for the Company; Certain Considerations .....     7
 9. Conditions of the Offer.................................................................     8
10. Certain Legal Matters; Regulatory Approvals; Certain Litigation.........................     8
11. Miscellaneous...........................................................................    12

TO THE HOLDERS OF COMMON STOCK OF AMERICAN BANKERS INSURANCE GROUP, INC.:

                                 INTRODUCTION

   The following information amends and supplements the Offer to Purchase, dated January 27, 1998 (the "Offer to Purchase"), of Season Acquisition Corp. ("Purchaser"), a New Jersey corporation and a wholly owned subsidiary of Cendant Corporation, a Delaware corporation ("Parent"), pursuant to which Purchaser is offering to purchase 23,501,260 outstanding shares of common stock, par value $1.00 per share (the "Common Shares"), of American Bankers Insurance Group, Inc., a Florida corporation (the "Company"), including the associated Series C Participating Preferred Stock Purchase Rights (the "Rights") issued pursuant to the Rights Agreement, dated as of February 19, 1998, between the Company and ChaseMellon Shareholder Services, L.L.C., as Rights Agent (as such agreement may be amended, the "Rights Agreement"), at a price of $67.00 per Common Share, net to the seller in cash, without interest thereon (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase, this Supplement and in the revised Letter of Transmittal (which, as amended from time to time, together constitute the "Offer"). Unless the context otherwise requires, all references to Common Shares shall include the associated Rights, and all references to the Rights shall include the benefits that may inure to holders of the Rights pursuant to the Rights Agreement, including the right to receive any payment due upon redemption of the Rights.

   The purpose of the Offer and the proposed second-step merger is to enable Parent to acquire control of, and ultimately the entire equity interest in, the Company. The Offer, as the first step in the acquisition of the Company, is intended to facilitate the acquisition of a majority of the outstanding Common Shares. Parent intends to continue to seek to negotiate with the Company with respect to the acquisition of the Company by Parent or Purchaser. Parent currently intends, as soon as practicable following consummation of the Offer, to seek to have the Company consummate a merger with and into a direct wholly owned subsidiary of Parent with such subsidiary continuing as the surviving corporation (the "Proposed Merger"), pursuant to which each then remaining Common Share outstanding (other than Common Shares owned by Parent or any of its wholly owned subsidiaries, Common Shares held in the treasury of the Company, and if shareholder appraisal rights are available with respect to Common Shares, Common Shares held by shareholders who perfect appraisal rights under the Florida Business Corporation Act) would be converted into that number of shares of common stock, par value $.01 per share, of Parent ("Parent Common Stock") having a value equal to the Offer Price (as determined as of the time of the Proposed Merger which, consistent with the valuation methodology for the Proposed AIG Merger, would be based on the average closing prices of the Parent Common Stock on the NYSE for the ten trading days ending on the third trading day prior to the date the Proposed Merger is consummated). In addition, pursuant to the Proposed Merger, each of the then outstanding shares of the $3.125 Series B Cumulative Convertible Preferred Stock, no par value, of the Company (the "Preferred Shares" and, together with the Common Shares, the "Shares") would be converted into one share of a new series of convertible preferred stock of Parent having substantially similar terms, except that such shares would be convertible into shares of Parent Common Stock in accordance with the terms of the Preferred Shares.

   This Supplement should be read in conjunction with the Offer to Purchase. Except as set forth in this Supplement and the revised Letter of Transmittal, the terms and conditions previously set forth in the Offer to Purchase and the Letter of Transmittal mailed with the Offer to Purchase, remain applicable in all respects to the Offer. Terms used but not defined herein have the meaning set forth in the Offer to Purchase.

   According to the Company's Solicitation/Recommendation Statement on
Schedule 14D-9 (the "Schedule 14D-9") filed on February 6, 1998 with the Securities and Exchange Commission (the "SEC"), the Board of Directors of the Company (the "Company Board") determined that it was unable to take a position with respect to the Offer and made no recommendation with respect to the Offer.

   According to Amendment No. 6 to the Schedule 14D-9, on February 28, 1998, AIG, AIGF and the Company amended and restated the AIG Merger Agreement (the "Amended AIG Merger Agreement") and AIG and the Company amended and restated the AIG Lockup Option Agreement (the "Amended AIG Lockup Option Agreement"). The Amended AIG Merger Agreement provides that the value of the per share consideration that each holder of Common Shares would be entitled to receive in the Proposed AIG Merger has been increased to $58.00. The elections contemplated by the AIG Merger Agreement with respect to cash and stock have not been amended.

   In addition, the Amended AIG Merger Agreement provides that AIG, at its option, is now permitted to effect the acquisition of the Company through a tender offer (the "Optional AIG Tender Offer") for 100% (or such lesser percentage not less than 35% (excluding for all purposes in calculating such applicable percentage any Common Shares owned by AIG pursuant to its exercise of the AIG Lockup Option) as AIG may determine) of the outstanding Common Shares for at least $58.00 in cash followed by a second-step merger between the Company and AIGF in which the Company's shareholders would receive, at AIG's election, either cash or, if non-taxable, AIG Common Stock with a value (as determined based on the average closing prices of the AIG Common Stock on the NYSE for the ten trading days ending on the third trading day prior to the date that the Proposed AIG Merger is consummated) equal to the amount paid for each Common Share in the Optional AIG Tender Offer. If the Optional AIG Tender Offer is consummated, AIG would thereafter be entitled to designate two members of the Company Board, and the Company has agreed to increase the size of the Company Board to the extent permitted by the Company Articles and the Company By-Laws, and thereafter cause AIG's designees promptly to be elected to the Company Board. Pursuant to the Amended AIG Merger Agreement, the Company and AIG also have agreed to waive certain of the conditions to their respective obligations to consummate the Proposed AIG Merger in the event that AIG commences and consummates the Optional AIG Tender Offer.

   Pursuant to the Amended AIG Merger Agreement, in the event that AIG commences the Optional AIG Tender Offer and another person has commenced or commences a tender offer to acquire at least 49.9% of the outstanding Common Shares for not less than $58.00 in cash per share and such person has proposed to follow such tender offer with a second step merger in which holders of Common Shares would receive consideration with a value equal to not less than the value paid by such person pursuant to its tender offer, then the Company will be entitled to amend or modify the Rights Agreement in a manner consistent with the treatment of the Proposed AIG Merger and the Optional AIG Tender Offer to exempt any such other person from being deemed to be an Acquiring Person and such other tender offer from triggering a Distribution Date or causing the Rights to separate from the Common Shares. In addition, in such event the Company will also be entitled to grant such approvals and take such action to eliminate or minimize the effect of any state antitakeover statute, including the Florida Affiliated Transaction Statute and the Florida Control Share Statute, on such other tender offer.

   The Fiduciary Sabbatical Provision contained in the original AIG Merger Agreement which prohibited the Company and its subsidiaries, directors, employees, agents and representatives from providing information to third parties, engaging in negotiations or discussions with third parties or recommending an Acquisition Proposal to the shareholders of the Company for a period of 120 days following the execution of the original AIG Merger Agreement has been amended to eliminate the 120-day lock-out provision. Consequently, the Company is now permitted to provide information to any party who has made an unsolicited bona fide Acquisition Proposal for the Company if the Company Board determines in good faith after consultation with outside legal counsel that such action is necessary in order for its directors to comply with their respective fiduciary duties under applicable law and if such party enters into an appropriate confidentiality agreement.

   On March 4, 1998, Parent, Purchaser and the Company entered into a confidentiality agreement (the "Confidentiality Agreement") providing for Parent and Purchaser's review of certain confidential information of the Company. Pursuant to the Confidentiality Agreement, on March 6, 1998, the Company began to provide Parent with certain confidential information regarding the Company.

   Pursuant to the Fiduciairy Sabbatical Provision as amended by the Amended AIG Merger Agreement, the Company is now permitted to engage in negotiations or discussions with any person who makes an unsolicited bona fide written Acquisition Proposal, and can recommend to the Company's shareholders an unsolicited bona fide written Acquisition Proposal, in each case to the extent that the Company Board determines in good faith after consultation with outside legal counsel that such action is necessary in order for its directors to comply with their respective fiduciary duties under applicable law and the Company Board determines in good faith after consultation with its financial advisor that such Acquisition Proposal, if accepted, is reasonably likely to be consummated and would, if consummated, result in a more favorable transaction than the Proposed AIG Merger.

   On March 16, 1998, Parent submitted to the Company Board a revised proposal to acquire the Company by Parent and Purchaser at the new Offer Price of $67.00 per Common Share, with the other terms of Parent's January 27 proposal remaining unchanged. Accordingly, Parent believes that, due to the superior nature of its revised proposal, the Company can, and indeed is obligated to, meet with Parent and discuss Parent's proposal. Parent has requested that, pursuant to the terms of the Amended AIG Merger Agreement, the Company Board obtain the advice of its outside counsel and financial advisor regarding Parent's superior proposal and immediately engage in negotiations and discussion with Parent concerning such proposal.

   In the Amended AIG Merger Agreement, the provision which prohibited the Company Board from terminating the Amended AIG Merger Agreement in certain circumstances for a period of 180 days from December 21, 1997, the date of the original AIG Merger Agreement, has been amended to reduce such period to 150 days from December 21, 1997.

   Pursuant to the Amended AIG Merger Agreement the size of the AIG Termination Fee has been increased from $66 million to $81.5 million plus an amount equal to AIG's expenses incurred in connection with the Proposed AIG Merger since January 27, 1998 up to a maximum of $5 million (the "Increased AIG Termination Fee"). The circumstances in which the Amended AIG Merger Agreement may be terminated and in which the Increased AIG Termination Fee is payable by the Company have been amended. Such circumstances include AIG having commenced the Optional AIG Tender Offer and such tender offer not having been consummated by the 60th day from the date of commencement thereof.

   Pursuant to the Amended AIG Lockup Option Agreement, the maximum total profit that AIG can obtain under the AIG Lockup Option has been increased from $66 million to $100 million. Such amount will still be reduced by the amount of any termination fee paid by the Company under the Amended AIG Merger Agreement. The AIG Lockup Option has also been revised pursuant to the Amended AIG Lockup Option Agreement to provide that, at AIG's option, if the Amended AIG Merger Agreement is terminated at a time when regulatory approval for AIG to consummate the purchase of Common Shares subject to the AIG Lockup Option has not yet been obtained, AIG's prior exercise of such option may be settled in cash in an amount equal to the Spread (as defined in the Amended AIG Stock Option Agreement) multiplied by the number of Common Shares subject to the exercise of such option less any termination fee paid pursuant to the Amended AIG Merger Agreement.

   In the Amended AIG Merger Agreement, AIG has agreed to maintain the corporate headquarters of the Company in Miami at the current location for the foreseeable future and, in any event, for not less than 5 years following consummation of the Proposed AIG Merger. In addition, AIG has agreed to ensure, to the extent within its reasonable control, that the public school and day care facility next to the Company's headquarters in Miami will remain in operation at their current location for as long as the Company's headquarters shall be maintained at its current location.

   The foregoing description of the Amended AIG Merger Agreement and the Amended AIG Lockup Option Agreement is qualified in its entirety by reference to the full text of the Amended AIG Merger Agreement and the Amended AIG Lockup Option Agreement, copies of which have been included by the Company as exhibits to Amendment No. 6 to the Schedule 14D-9 and may be obtained in the manner described in Section 8 of the Offer to Purchase (except that copies may not be available at regional offices of the SEC).

   On March 2, 1998, the Company announced that the special meetings of the holders of Common Shares and Preferred Shares to consider the Amended AIG Merger Agreement previously scheduled for March 4, 1998 and March 6, 1998, respectively, have been postponed until March 25, 1998 and March 27, 1998, respectively.

   Parent intends to continue to seek to negotiate with the Company with respect to the acquisition of the Company by Parent or Purchaser. If Parent and the Company enter into a definitive merger agreement, such agreement could provide for an acquisition of the Company not involving a tender offer pursuant to which Parent would terminate the Offer and the Common Shares would, upon consummation of the Proposed Merger, be converted into cash, Parent Common Stock and/or other securities in such amount as are negotiated by Parent and the Company.

   This Supplement does not constitute a solicitation of proxies for any meeting of the Company's shareholders. Any such solicitation by Parent or Purchaser would be made only pursuant to separate proxy materials complying with the requirements of Section 14(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In addition, this Supplement does not constitute an offer to sell or solicitation of an offer to buy any securities of Parent. Such an offer may be made only pursuant to a prospectus pursuant to the Securities Act of 1933, as amended (the "Securities Act").

   THE OFFER TO PURCHASE, THIS SUPPLEMENT AND THE REVISED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

1. TERMS OF THE OFFER; EXPIRATION DATE. The discussion set forth in Section 1 of the Offer to Purchase is hereby amended and supplemented as follows:

   The price to be paid for Common Shares purchased pursuant to the Offer has been increased from $58.00 to $67.00 per Common Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions of the Offer. All shareholders whose Common Shares are tendered and purchased pursuant to the Offer (including those Common Shares tendered prior to the date hereof) will receive the increased purchase price.

   The term "Expiration Date" has been amended to mean 12:00 Midnight, New York City time, on Friday, March 27, 1998, unless and until Purchaser, in its sole discretion, shall have extended the period of time during which the Offer is open, in which event the term "Expiration Date" shall refer to the latest time and date at which the Offer, as so extended by Purchaser, shall expire.

2. PROCEDURES FOR TENDERING COMMON SHARES. The discussion set forth in
Section 3 of the Offer to Purchase is hereby amended and supplemented as follows:

   The revised Letter of Transmittal and the revised Notice of Guaranteed Delivery distributed with this Supplement may be used to tender Common Shares. Tendering shareholders may also continue to use the Letter of Transmittal and Notice of Guaranteed Delivery previously distributed with the Offer to Purchase to tender Common Shares.

   Shareholders should follow the procedures for tendering Common Shares set forth in Section 3 of the Offer to Purchase. However, delivery of Common Shares and/or Rights by book-entry transfer must be made to the Depositary's account at The Depository Trust Company and may not be made to the Philadelphia Depository Trust Company.

   SHAREHOLDERS WHO HAVE PREVIOUSLY VALIDLY TENDERED COMMON SHARES PURSUANT TO THE OFFER AND NOT PROPERLY WITHDRAWN SUCH COMMON SHARES HAVE VALIDLY TENDERED SUCH COMMON SHARES FOR PURPOSES OF THE OFFER, AS AMENDED, AND NEED NOT TAKE ANY FURTHER ACTION IN ORDER TO RECEIVE THE INCREASED PRICE OF $67.00 PER COMMON SHARE PURSUANT TO THE OFFER.

3. PRICE RANGE OF SHARES; DIVIDENDS. The discussion set forth in Section 6 of the Offer to Purchase is hereby amended and supplemented as follows:

   According to public sources, the high and low closing sale prices per Common Share on the NYSE for the First Quarter of 1998 (through March 13,
1998) were $62.13 and $45.75 respectively. On March 13, 1998, the last full trading day prior to Parent's announcement that it was amending the terms of the Offer upon the terms set forth in this Supplement, the reported closing sale price per Common Share on the NYSE Composite Tape was $62.00. Shareholders are urged to obtain a current market quotation for the Common Shares.

4. CERTAIN INFORMATION CONCERNING THE COMPANY. The discussion set forth in
Section 8 of the Offer to Purchase is hereby amended and supplemented as follows:

   Financial Information. Set forth below is certain financial highlights relating to the Company and its subsidiaries which has been excerpted from the financial information contained in a Company press release dated February 5, 1998, which is incorporated herein by reference. More comprehensive financial information is included in, and the financial information that follows is qualified in its entirety by reference to, documents filed by the Company with the SEC. These documents may be inspected at and copies may be obtained from the offices of the SEC or the NYSE in the manner set forth in
Section 8 of the Offer to Purchase. None of Parent, Purchaser, the Dealer Managers, the Depositary or the Information Agent assumes any responsibility for the accuracy or completeness of the information concerning the Company contained below or in such documents or for any failure by the Company to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to Parent, Purchaser, the Dealer Managers, the Depositary or the Information Agent.

   Year-End 1997 Financial Results. On February 5, 1998, the Company announced its financial results for the year ended December 31, 1997. The Company reported net income for the year ended December 31, 1997 of $114.9 million or $2.45 per diluted share compared with net income of $94.5 million or $2.16 per diluted share for 1996. Gross collected premiums for 1997 were $2.7 billion compared to $2.5 billion for 1996.

5. CERTAIN INFORMATION CONCERNING PURCHASER AND PARENT. The discussions set forth in Section 9 of the Offer to Purchase is hereby amended and supplemented as follows:

   Financial Information. Set forth below is certain financial highlights relating to Parent and its subsidiaries which has been excerpted from Parent's press release dated February 4, 1998, which is incorporated herein by reference. More comprehensive financial information is included in the financial information contained in Parent's financial statements and notes thereto included in Parent's Current Report on Form 8-K dated January 29, 1998, which is incorporated herein by reference. The financial information that follows is qualified in its entirety by reference to documents filed by Parent with the SEC. These documents may be inspected at and copies may be obtained from the offices of the SEC or the NYSE in the same manner as set forth for the Company in Section 8 of the Offer to Purchase.

   Year-End 1997 Financial Results. On February 4, 1998, Parent announced its financial results for the year ended December 31, 1997. Parent reported diluted earnings per share of $1.00 for 1997, a 49% increase compared to $.67 earnings per share reported for 1996, excluding one-time charges recognized in both 1997 and 1996. Parent had revenues of $5.3 billion for 1997 compared with $3.9 billion for 1996, an increase of 36%, and net income of $872.2 million for 1997, excluding one-time charges, compared with $542.3 million of 1996, excluding one-time charges, an increase of 61%. On a pro forma basis, which assumes that the financial results include all of Parent's 1996 acquisitions, accounted for under the purchase method, as if they had occurred as of January 1, 1996, earnings per share for the year ended December 31, 1997, excluding one-time charges, was $1.00 representing a 43% increase over pro forma $.70 earnings per share for the year ended December 31, 1996.

   When giving effect to one-time charges, Parent reported $.06 diluted earnings per share for the year ended December 31, 1997 and net income of $55.4 million for 1997 compared to $423.6 million for 1996. In 1997, one-time charges totaled $1.1 billion ($816.8 million after-tax, or $.94 per share) for merger related costs and unusual charges coincident with the merger of HFS Incorporated ("HFS") with and into CUC International, Inc. ("CUC") forming Parent, as well as the merger of HFS and PHH Corporation which was consummated in April 1997. In 1996, one-time charges totaled $179.9 million ($118.7 million after-tax, or $.15 per share) principally related to three CUC mergers.

6. SOURCE AND AMOUNT OF FUNDS. The discussion set forth in Section 10 of the Offer to Purchase is hereby amended and supplemented as follows:

   Purchaser estimates that the total amount of funds now required to purchase Common Shares pursuant to the Offer (as described in this Supplement) and to pay all related costs and expenses will be approximately $1.6 billion. Purchaser plans to obtain the funds to purchase the Common Shares from existing cash and equivalents, the Existing Credit Facilities and the $1.5 billion New Credit Facility to be entered into in connection with the Offer. At March 12, 1998, Parent had approximately
$2.0 billion of available borrowings under the Existing Credit Facilities.

7. BACKGROUND OF THE OFFER; CONTACTS WITH THE COMPANY. The discussion set forth in Section 11 of the Offer to Purchase is hereby amended and supplemented as follows:

   On February 3, 1998, Parent sent a letter to the members of the Company Board outlining Parent's commitment to both Florida and the Company and urging the Company to communicate to shareholders the Company's commitment to advancing their interests.

   On February 5, 1998, AIG commenced litigation against Parent and Purchaser which has resulted in various subsequent filings by AIG, AIGF, Parent and Purchaser. See Section 9.

   According to the Schedule 14D-9 filed on February 6, 1998 with the SEC, the Company Board determined that it was unable to take a position with respect to the Offer and made no recommendation with respect to the Offer.

   On February 7, 1998, Parent sent a letter to the members of the Company Board conveying certain background information relating to Parent and its management.

   On February 12, 1998, Parent commenced a solicitation of proxies from holders of Common Shares and Preferred Shares to vote against the original AIG Merger Agreement.

   On March 2, 1998, AIG and the Company announced that they had entered into the Amended AIG Merger Agreement and the Amended AIG Lockup Option Agreement.

   On March 2, 1998, the Company announced that the special meetings of the holders of Common Shares and Preferred Shares to consider the Amended AIG Merger Agreement previously scheduled for March 4, 1998 and March 6, 1998, respectively, have been postponed until March 25, 1998 and March 27, 1998, respectively.

   On March 4, 1998, Parent, Purchaser and the Company entered into the Confidentiality Agreement. Pursuant to the Confidentiality Agreement, on March 6, 1998, the Company began to provide Parent with certain confidential information regarding the Company.

   On March 13, 1998, in connection with Parent's due diligence investigation of the Company, representatives of Parent and Parent's legal counsel and financial advisors met with representatives of the Company and the Company's legal counsel and financial advisor.

   On March 16, 1998, Parent delivered the following letter to the Company
Board:

                                          March 16, 1998

Board of Directors
American Bankers Insurance Group, Inc.
11222 Quail Roost Drive
Miami, Florida 33157

Attention: Mr. R. Kirk Landon, Chairman

Dear Members of the Board:

   After considering a variety of factors, including information of American Bankers Insurance Group, Inc. and other matters, we hereby increase the price of our January 27 proposal to acquire American Bankers to $67.00 per common share. The other terms of our January 27 proposal remain unchanged.

   Our revised proposal, representing a premium of $9.00 (or 15.5%) over the value of American International Group's latest proposal, is demonstrably superior to AIG's proposed transaction and we are confident that we will be able to complete our proposed transaction on a timely basis. As a result, we believe that you can, and indeed are obligated to, meet with us and discuss our revised proposal. Accordingly, we request that, pursuant to Section 6.2 of your agreement with AIG, you seek the advice of your outside legal counsel and your financial advisor regarding our revised proposal and that, upon receipt of such advice and consistent with your fiduciary duties, American Bankers immediately engage in negotiations and discussions with us concerning our superior proposal.

   We also believe that you cannot, consistent with your fiduciary duties to your shareholders, either continue to recommend to your shareholders the transaction with AIG in light of our revised proposal or continue your prior course of conduct of unfairly favoring AIG by entering into increased break-up fees or other arrangements designed to impede our offer or its acceptance by your shareholders.

   It, of course, remains our preference to enter into a negotiated agreement with you. As in the past, we are prepared to meet with you at any time to negotiate the terms of a merger agreement. We look forward to hearing from you soon and working with you on our proposal.

                                          Sincerely,

/s/ Henry R. Silverman                      /s/ Walter A. Forbes
----------------------                      --------------------
President and                               Chairman
 Chief Executive Officer

cc: All Directors

   Also on March 16, 1998, Parent announced that the Offer had been amended as described in this Supplement.

8. PURPOSE OF THE OFFER AND THE MERGER; PLANS FOR THE COMPANY; CERTAIN CONSIDERATIONS. The discussion set forth in Section 12 of the Offer to Purchase is hereby amended and supplemented as follows:

   The Rights. The following is based upon Amendment No. 3 to the Schedule 14D-9 filed with the SEC:

   On February 19, 1998, the Company Board approved and adopted the Rights Agreement pursuant to which one Right was distributed as a dividend for each Common Share held by holders of record on March 10, 1998. The Rights Agreement replaces the Company's former Rights Agreement, as amended (the "Former Rights Agreement"), which expired pursuant to its terms on March 10, 1998. The Rights Agreement is substantially identical to the Former Rights Agreement, as it had been amended, except that the exercise price to purchase from the Company one-one hundredth of a share of Series C Participating Preferred Stock has been set at $75.00 and the expiration date is March 10, 2003, unless the Rights are earlier redeemed by the Company.

   According to Amendment No. 3 to the Schedule 14D-9, under the Rights Agreement, a Distribution Date will be the Close of Business (as defined in the Rights Agreement) on the day (or such later date as may be determined by action of the Company Board, upon approval by a majority of the Continuing Directors (as defined in the Rights Agreement)) which is the earlier of (i) ten days following a public announcement that an Acquiring Person has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding Common Shares and (ii) ten business days following the commencement of a tender offer or exchange offer which would result in a person or group beneficially owning 15% or more of the outstanding Common Shares (except that no Distribution Date shall occur until such date as may be determined by action of the Company Board, upon approval by a majority of the Continuing Directors, as a result of the Offer). Until the occurrence of a Distribution Date, the Rights will be evidenced by the Common Share Certificates and will be transferred with and only with Common Share Certificates.

   Pursuant to the Rights Agreement, AIG, AIGF or their affiliates will not be deemed to be an Acquiring Person solely by reason of the execution, delivery or consummation of the transactions contemplated by the Amended AIG Merger Agreement, the Amended AIG Lockup Option Agreement and the AIG Voting Agreement. Any acquisition of Common Shares by AIG, AIGF or any of their affiliates other than pursuant to the Amended AIG Merger Agreement, the Amended AIG Lockup Option Agreement and the AIG Voting Agreement would cause such entity to become an Acquiring Person.

   Pursuant to the terms of the Amended AIG Merger Agreement, Parent believes if AIG commences the Optional AIG Tender Offer, the Company would be entitled to amend the Rights Agreement to provide that Parent is not an Acquiring Person and that a Distribution Date shall not be deemed to occur as a result of the Offer.

   The foregoing summary of the Rights Agreement does not purport to be complete and is qualified in its entirety by reference to Amendment No. 3 to the Schedule 14D-9 and the full text of the Rights Agreement attached as an exhibit thereto filed with the SEC, and subsequent amendments to the Rights Agreement as filed with the SEC. Copies of these documents may be obtained in the manner set forth in Section 8 of the Offer to Purchase.

9. CONDITIONS OF THE OFFER. The discussion set forth in Section 14 of the Offer to Purchase is amended and supplemented as follows:

   The Offer remains subject to the terms and conditions contained on the cover page of the Offer to Purchase and in the Introduction and Section 14 of the Offer to Purchase. As reflected on the cover page of this Supplement, the references, within the description of the conditions to the consummation of the Offer, to matters being satisfied in Purchaser's "sole discretion" have been amended to be Purchaser's "reasonable discretion." The references to the "sole judgment" or "sole discretion" of Parent or Purchaser contained in the first paragraph and paragraphs (a)-(h) of Section 14 of the Offer to Purchase have been amended to be "reasonable judgment" or "reasonable discretion" of Parent and Purchaser, as the case may be. In addition, clause (3) of the first sentence in the first paragraph of Section 14 of the Offer to Purchase has been amended to read "(3) at any time on or after January 27, 1998 and at or prior to the expiration of the Offer, any of the following events shall occur".

10. CERTAIN LEGAL MATTERS; REGULATORY APPROVALS; CERTAIN LITIGATION. The discussion set forth in Section 15 of the Offer to Purchase is amended and supplemented as follows:

   Antitrust. The required waiting period under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended (the "HSR Act"), with respect to the Offer expired on February 11, 1998. Accordingly, Parent is free to consummate the Offer and the Proposed Merger at any time without any further requirements under the HSR Act.

   Pursuant to the Competition Act of Canada, Parent submitted to the Director of Investigation and Research (the "Director") a notification in respect of the Offer on February 4, 1998. The Director has confirmed that the statutory waiting period expired on February 11, 1998. In addtion, the Director has notified Parent of his view that there are not sufficient grounds to initiate proceedings with respect to the Offer and the Proposed Merger. Accordingly, Parent is permitted to consummate the Offer and the Proposed Merger at any time without any further requirements under the Competition Act of Canada.

   Certain Litigation. On January 27, 1998, Parent and Purchaser filed a complaint in the United States District Court for the Southern District of Florida (the "Court") against the Company, substantially all of the directors of the Company, AIG and AIGF (the "Florida Litigation"). The complaint, as amended on February 2, 1998 (the "Amended Complaint"), alleges that the directors and the Company, in a civil conspiracy with AIG and AIGF, have breached the fiduciary obligations owed to the shareholders of the Company by, among other things, entering into the AIG Merger Agreement and deterring the Offer through a number of unlawful takeover defenses, including the AIG Lockup Option Agreement, the Fiduciary Sabbatical Provision in the AIG Merger Agreement, the AIG Termination Fee and the Rights Agreement. The Amended Complaint also alleges that AIG filed materially false and misleading public disclosures on Schedule 13D regarding the AIG Voting Agreement in violation of Section 13(d) of the Exchange Act by failing to disclose that AIG's Chairman of the Board, Maurice R. Greenberg, is a person controlling AIG. In addition, the Amended Complaint alleges that AIG and the Company have violated Sections 14(a) and 14(e) of the Exchange Act by making a number of materially false and misleading statements in an AIG press release dated January 27, 1998 and the proxy statement/prospectus contained in the Registration Statement on Form S-4 filed by AIG on January 30, 1998 (the "January 30 AIG Proxy Statement/Prospectus"), including statements, among others, that (a) AIG has exercised the AIG Lockup Option when, in fact, it cannot be exercised until such time as AIG obtains the requisite regulatory approvals, which are not imminent; (b) the Company and AIG expect the Proposed AIG Merger to close in March 1998 when, in fact, they know that the likelihood of receiving all required regulatory approvals prior to the second quarter of 1998 is remote at best; (c) AIG expects to achieve expense savings following consummation of the Proposed AIG Merger without specifying how they will be achieved; and (d) Salomon Smith Barney, the Company's financial advisor, rendered its opinion as to the fairness of the consideration to be paid to holders of Common Shares in the Proposed AIG Merger without disclosing the extent to which Salomon Smith Barney relied on the revised projections prepared by the Company's management that contained lower estimates of revenue and income, and whether the fairness opinion could have been given had the unrevised, higher projections been used.

   In the Amended Complaint, Parent and Purchaser ask the Court to enter judgment against the defendant: (a) declaring the AIG Lockup Option Agreement, Fiduciary Sabbatical Provision and AIG Termination Fee to be unlawful and in breach of the fiduciary duties of the Company and the Company Board; (b) enjoining, temporarily, preliminarily, and permanently, (i) any exercise or payment under the AIG Lockup Option Agreement, (ii) enforcement of the Fiduciary Sabbatical Provision, (iii) payment of the AIG Termination Fee, and (iv) any steps to implement the Rights Agreement or to extend its terms; (c) declaring the AIG Merger Agreement to be unlawful and in breach of the fiduciary duties of the Company and the Company Board, and enjoining, temporarily, preliminarily and permanently, any steps to effectuate it unless and until the takeover defenses discussed above are invalidated, enjoined or otherwise rendered inapplicable to Parent; (d) enjoining, temporarily, preliminarily and permanently, AIG from acquiring any shares of the Company, voting any shares of the Company or soliciting any proxies with respect to the shares of the Company stock unless and until AIG files a full and complete Schedule 13D with respect to the Company; (e) requiring the Company and its directors to provide Purchaser with a fair and equal opportunity to acquire the Company, including furnishing to Purchaser the same information and access to information that was provided to AIG; and (f) compelling corrective disclosures to cure the alleged materially false and misleading statements made in the AIG press release dated January 27, 1998 and the January 30 AIG Proxy Statement/Prospectus in connection with the solicitation of proxies for the shareholder vote on the AIG Merger Agreement.

   On February 3, 1998, AIG filed a motion to dismiss the claims against it in the Florida Litigation (the "AIG Motion to Dismiss"). The AIG Motion to Dismiss argues that AIG made all required disclosures in its Schedule 13D, and specifically that AIG need not disclose that Mr. Greenberg is a controlling person of AIG. The AIG Motion to Dismiss also denies the allegations against AIG added in the Amended Complaint, claiming that the statements in the January 27, 1998 press release and the January 30 AIG Proxy Statement/Prospectus were not misleading and that all required material disclosures were made. The AIG Motion to Dismiss also claims that because the Federal securities allegations against AIG should be dismissed, the Court should decline to exercise its supplemental federal jurisdiction over the remaining state law claims against AIG.

   On February 9, 1998, the Company and the director defendants also filed a motion to dismiss the amended complaint of Parent and Purchaser (the "Company Motion to Dismiss"). The Company Motion to Dismiss asserts that the breach of fiduciary duty claims against the Company and the director defendants purportedly are derivative claims on behalf of the Company and Parent and Purchaser purportedly lack standing to bring these claims because Parent and Purchaser (i) failed to make a required demand on the Company Board to bring an action before suing derivatively; (ii) purportedly are self-interested as bidders for the Company; and (iii) did not purchase Shares until after execution of the original AIG Merger Agreement. The Company and the director defendants also joined in the arguments made in the AIG Motion to Dismiss that the Federal securities claims should be dismissed and the Court should decline to exercise its supplemental federal jurisdiction over any state law claims.

   Also on February 9, 1998, AIG and AIGF served a supplemental motion, claiming that, for the reasons stated in the the Company Motion to Dismiss, the breach of fiduciary duty claims against the Company and its directors should be dismissed and, therefore, the civil conspiracy to breach fiduciary duties claim against AIG should also be dismissed.

   Parent and Purchaser believe that the claims in its Amended Complaint are meritorious, and are vigorously opposing the AIG Motion to Dismiss and supplemental motion and the Company Motion to Dismiss.

   On February 5, 1998, AIG and AIGF filed a complaint in the United States District Court for the Southern District of Florida, Miami Division against Parent and Purchaser. The AIG and AIGF complaint, as amended February 17, 1998 (the "Amended AIG Complaint"), alleges that Parent and Purchaser purportedly made false and misleading statements or omissions in their: (i) conference call with analysts prior to commencement of the Offer; (ii)
Schedule 14D-1; and (iii) Proxy Statement soliciting votes against the Proposed AIG Merger (the "Opposition Proxy Statement"). The allegedly false and misleading statements relate to the following general categories: (i) the equal regulatory footing of the two competing acquisition proposals; (ii) Parent's expected cost savings that could be realized if Parent were to acquire the Company; (iii) the Offer not being conditioned upon financing;
(iv) Parent's alleged failure to disclose the purported volatility of its stock and the effects of a possible business downturn on Parent's business; and (v) Parent's purported failure to file a registration statement with the SEC and disseminate a prospectus to the Company's shareholders in connection with the securities of Parent to be offered in the Proposed Merger. The Amended AIG Complaint further alleges that Parent purportedly failed to disclose that it allegedly will violate state insurance laws by holding proxies to vote in excess of ten percent of the outstanding Company Common Shares in opposition of the original AIG Merger Agreement. The Amended AIG Complaint claims that these purported disclosure deficiencies constitute violations of Sections 14(a) and 14(e) of the Exchange Act.

   The Amended AIG Complaint requests that the Court enter judgment: (i) declaring that Parent and Purchaser have violated Sections 14(a) and 14(e) of the Exchange Act; (ii) requiring Parent and Purchaser to make corrective disclosures; (iii) enjoining Parent and Purchaser from further violating Sections 14(a) and 14(e) of the Exchange Act; (iv) declaring that Parent and Purchaser have violated Section 14(a) of the Exchange Act by purportedly failing to file a registration statement with the SEC and disseminate a prospectus to the Company's shareholders in connection with the securities of Parent to be offered in the Proposed Merger; and (v) enjoining Parent and Purchaser from making any statements regarding the Proposed AIG Merger or the Offer until a registration statement has been filed with the SEC and a prospectus has been delivered to the Company's shareholders. AIG and AIGF also ask the Court to enter judgment: (i) enjoining Parent and Purchaser from holding or voting any proxies from the Company's shareholders to the extent such proxies exceed ten percent of the the Company Common Shares, without first obtaining approval from the insurance departments of Arizona, Georgia, New York, South Carolina and Texas; (ii) requiring Parent and Purchaser to return any proxies they have received or receive from the Company's shareholders prior to making any corrective disclosures required by the Court; (iii) requiring Parent and Purchaser to make corrective disclosure about their ability to hold or vote proxies without obtaining regulatory approval; and (iv) enjoining Parent and Purchaser from soliciting any proxies until a registration statement has been filed under the Securities Act and a prospectus has been delivered to the Company's shareholders.

   On February 17, 1998, AIG and AIGF also filed a motion for preliminary injunction asking the Court for an order granting the following preliminary injunctive relief pending a trial on the merits of AIG's claims: (i) enjoining Parent and Purchaser from holding or voting any proxies from the Company's shareholders to the extent such proxies exceed ten percent of the Company's Common Shares and therefore purportedly transfer control of the Company to Parent and Purchaser without first obtaining approval from the insurance departments of Arizona, Georgia, New York, South Carolina and Texas; (ii) requiring Parent and Purchaser to return any proxies they have received or receive from the Company's shareholders prior to making any corrective disclosures required by the Court; (iii) requiring Parent and Purchaser to make corrective disclosures about their ability to hold or vote proxies without obtaining regulatory approval; and (iv) enjoining Parent and Purchaser from making any statements regarding the

Proposed AIG Merger or the Offer, or from soliciting any proxies, until a registration statement has been filed with the SEC and a prospectus has been delivered to the Company's shareholders. Parent has filed papers in opposition to AIG's preliminary injunction motion and believes AIG's preliminary injunction motion is without merit.

   On February 18, 1998, Parent and Purchaser filed a motion to dismiss (the "Parent Motion to Dismiss") the Amended AIG Complaint. The Parent Motion to Dismiss is based on several arguments, including that: AIG's claims should have been filed as compulsory counterclaims in the Florida Litigation; Parent's holding of proxies does not violate applicable state insurance laws and regulations; while Parent has filed a registration statement with respect to the securities of Parent to be offered in the Proposed Merger, it is not obligated to do so, nor is it obligated to disseminate a prospectus prior to the consummation of the Offer; and Parent's disclosure is otherwise complete and accurate and not materially misleading as a matter of law.

   State Insurance Approvals. In February 1998, in connection with Parent's and Purchaser's applications for approval of the acquisition of controlling interests (the "Parent Form A Proceedings") in various insurance subsidiaries of the Company domiciled in Florida, Arizona, New York and South Carolina (the "Domestic Insurers"), Parent and Purchaser filed petitions with the Department of Insurance in the respective states seeking (a) to consolidate the Parent Form A Proceedings with the application of AIG and AIGF for approval of their proposed acquisition of a controlling interest in the Domestic Insurers (the "AIG Form A Proceedings") and (b) to intervene in the AIG Form A Proceedings. Parent and Purchaser also requested that the hearing on the AIG Form A Proceeding in Arizona be deferred until after the special meetings of the holders of Common Shares and Preferred Shares.

   On February 19, 1998, the Florida Department of Insurance announced that it had scheduled separate hearings to consider the AIG Form A Proceedings in Florida and the Parent Form A Proceedings in Florida for March 17, 1998 and March 19, 1998, respectively. The Forida Department of Insurance also determined to permit Parent and Purchaser to intervene in AIG's proceeding.

   On February 19, 1998, in response to assertions by AIG that the voting by Parent of the proxies it is soliciting in opposition to the Proposed AIG Merger, to the extent they represent in excess of 10% of the Company's voting stock, requires prior insurance regulatory approval, an Assistant Attorney General of the State of Arizona sent a letter (the "Arizona Advisory Letter") to Parent advising that Parent would be in violation of Arizona law if the approval of the Arizona Department of Insurance was not obtained prior to Parent voting such proxies, and requesting that Parent respond to the Arizona Advisory Letter. On February 20, 1998, Parent delivered its response to the Arizona Advisory Letter detailing why the Arizona statute does not, and should not, apply to Parent's proxy solicitation against the Proposed AIG Merger. In response to Parent's February 20 letter, on February 23, 1998, the Assistant Attorney General of the State of Arizona sent Parent a letter (the "Supplemental Arizona Advisory Letter") clarifying the Arizona Advisory Letter and indicating that the Arizona Department of Insurance has not reached any judgment in this matter, has not adopted AIG's interpretation of Parent's proxy materials, has not taken any action in this matter and believes that Parent's arguments merit serious consideration.

   On February 25, 1998, the Administrative Law Judge with the Office of Administrative Hearings for the State of Arizona having jurisdiction over the AIG Form A Proceedings in Arizona (the "Arizona Administrative Law Judge") issued an order entitling Parent and Purchaser to participate in the hearing relating to the AIG Form A Proceedings in Arizona as persons whose interests are affected by the AIG Form A Proceedings in Arizona. The Arizona Administrative Law Judge held that Parent and Purchaser are not "parties" as defined by the Arizona statutes and did not have standing to request a continuance of the hearing. The Arizona Administrative Law Judge also determined that it was without jurisdiction to consolidate the AIG Form A Proceedings and the Parent Form A Proceedings in Arizona because a hearing date for the Parent Form A Proceedings in Arizona has not yet been set before the Arizona Administrative Law Judge.

   On March 6, 1998, the Arizona Administrative Law Judge issued a continuation of the hearing on the AIG Form A Proceedings in Arizona until March 26, 1998 and March 27, 1998 because the notice given to the Class B shareholders (the "Class B Shareholders") of Condeaux Life Insurance Company, a subsidiary of the Company, was deficient. In addition, the Arizona Administrative Law Judge ruled that AIG must provide the Class B Shareholders with proper notification of the continuation date, and be sent certain materials regarding the hearing, including AIG's Form A filing.

   Additionally, on February 23, 1998, Parent sent a letter to state insurance commissioners of Arizona, Florida, New York, South Carolina, Georgia and Texas providing additional information about Parent and refuting allegations previously made by AIG to such commissioners regarding Parent and its management. Parent also submitted a letter to the state insurance commissioner of Arizona on February 23, 1997 and Parent submitted letters to the state insurance commissioners of New York, Georgia and South Carolina on February 24, 1998, in connection with Parent's contention that, pursuant to certain contracts and agreements entered into between AIG and the Company and certain members of its management, AIG and those persons controlling AIG are currently in control over the Company without having obtained prior insurance regulatory approval in violation of the applicable insurance statutes.

   International Insurance Regulatory Approvals. On March 13, 1998, Parent and Purchaser made the required filing with the Department of Trade and Industry in the United Kingdom with respect to the proposed acquisition of control of Bankers Insurance Company Limited, the Company's insurance subsidiary domiciled in the United Kingdom.

11. MISCELLANEOUS.

   Parent and Purchaser have filed with the SEC amendments to the Schedule 14D-1, together with exhibits, pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, furnishing certain additional information with respect to the Offer. The Schedule 14D-1, and any amendments thereto, may be inspected at, and copies may be obtained from, the same places and in the same manner as set forth in Section 8 of the Offer to Purchase (except that they may not be available at the regional offices of the SEC).

SEASON ACQUISITION CORP.

March 16, 1998

   Facsimile copies of the Letters of Transmittal, properly completed and duly signed, will be accepted. Either the original Letter of Transmittal or the revised Letter of Transmittal, certificates for the Common Shares and any other required documents should be sent by each shareholder of the Company or his broker, dealer, commercial bank, trust company or other nominee to the Depositary as follows:

                       The Depositary for the Offer is:

                  CONTINENTAL STOCK TRANSFER & TRUST COMPANY
                                  2 Broadway
                           New York, New York 10004

                          By Facsimile Transmission:
                       (for Eligible Institutions Only)
                                (212) 509-5150

                          For Information Telephone:
                           (212) 509-4000  ext. 226
                                (800) 509-5586


   Any questions or requests for assistance may be directed to the Information Agent or the Dealer Managers at their respective telephone numbers and locations listed below. Additional copies of the Offer to Purchase, this Supplement, the revised Letter of Transmittal and the revised Notice of Guaranteed Delivery may be obtained from the Information Agent at its address and telephone numbers set forth below. Holders of Shares may also contact their broker, dealer, commercial bank or trust company or other nominee for assistance concerning the Offer.

                   The Information Agent for the Offer is:

                          INNISFREE M&A INCORPORATED

                        501 Madison Avenue, 20th Floor
                           New York, New York 10022
                        CALL TOLL-FREE: (888) 750-5834
                 BANKS AND BROKERS CALL COLLECT: (212) 750-5833

                    The Dealer Managers for the Offer are:

          LEHMAN BROTHERS                 MERRILL LYNCH & CO.
     3 WORLD FINANCIAL CENTER            WORLD FINANCIAL CENTER
     NEW YORK, NEW YORK 10285                 NORTH TOWER
  (212) 526-1849 (CALL COLLECT)      NEW YORK, NEW YORK 10281-1305
                                     (212) 449-8971 (CALL COLLECT)